Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-XXXXXX) pertaining to the Employee Share Purchase Plan of Endurance Specialty Holdings Ltd. (the "Company") of our reports dated February 16, 2005, with respect to the consolidated financial statements of Endurance Specialty Holdings Ltd., and the Company management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Endurance Specialty Holdings Ltd., incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2004 and our report dated March 8, 2005 with respect to the related financial statement schedules included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Hamilton, Bermuda
September 7, 2005